Exhibit h(5)


                         Domini Social Investments LLC
                            536 Broadway, 7th Floor
                           New York, New York 10012


                                                     November 30, 2003


Domini Social Investment Trust
536 Broadway, 7th Floor
New York, New York 10012

     Re:  Expense Limitation Agreement

Ladies and Gentlemen:

     Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the "Trust"), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust's series designated Domini Social Bond Fund (the "Fund") or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund's aggregate expenses (excluding brokerage fees and commissions, interest, taxes and other extraordinary expenses), net of waivers and reimbursements, would not exceed on a per annum basis 0.95% of the average daily net assets representing the Fund's Investor shares and 0.63% of the average daily net assets representing the Fund's Class R shares.

     The agreement in this letter shall take effect on the date hereof, and shall remain in effect until November 30, 2004.

     Please sign below to confirm your agreement with the terms of this letter.

                                   Sincerely,

                                   Domini Social Investments LLC


                                   By: ______________________________
                                       Title:

Agreed:
Domini Social Investment Trust


By: ____________________________
    Title: